UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

April 25th ,2024

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Edenor S.A– Material Fact

Bylaws´ Modification – Section 4°

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (or “the Company”), in compliance with the current regulations, in order to inform you that the Ordinary and Extraordinary Shareholders´ Meeting held today, resolved to modify section 4° of the Bylaws in accordance with the following text transcribed below:

SECTION 4. The Company shall be engaged in the distribution and commercialization of electrical energy within the area, and under the terms and conditions of the Concession contract entered into with the National Executive Branch on August 5, 1992. The Company may also (i) either on its own or in association with third parties, render and/or commercialize telecommunication services and/or rent its facilities and/or enter into lease agreements (comodato) for this purpose, pursuant to applicable regulations; (ii) on its own, or through companies controlled by or related to the Company, subscribe for or acquire shares of other companies, subject to Section 32 of Law No. 24,065; (iii) on its own, or through companies controlled by or related to the Company, participate as shareholder in other companies that have interest and/or equity in other companies engaged in the following activities: distribution, commercialization of electrical energy and/or generation of renewable or conventional electrical energy, critical minerals; digitalization and/or artificial intelligence related to corporate purpose without affecting in any case the capital involved in the supply of the regulated activities with the prior authorization of the Electricity Regulatory Entity in compliance with the provisions of Section 32 of Law No. 24,065, Section 9 of Decree PEN No. 1398/92; (iv) provide operating services related to the activities included in its corporate purpose to other companies so invested. The

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

Company may, on its own or in association with third parties or through companies controlled by or related to the Company, render advisory, training, operation and maintenance services, as well as consulting and management, research and analysis services. It may also assign, for a consideration or at no charge, special knowledge acquired in the performance of the business activities (know-how), the registration of patents and collection of royalties for the manufacturing and commercialization by third parties of the products developed by the Company to apply them to activities of generation, transmission, distribution and storage of electrical energy and critical minerals, and development, installation and operation of IT programs. The Company will perform such activities in different sectors, whether national or foreign, and specially, but without limitation to, activities related to: a) optimization, management and operation of public lighting and distribution systems, including all technical, administrative and commercial operations linked thereto; b) electricity safety in different aspects; c) energy efficiency, including the development of energy transition projects, initiatives and promotion of an electrified economy and public and/or private transport and/or equipment commercialization linked to this purpose, such as, for example, charging stations, digitalization, artificial intelligence applicable to the corporate purpose; d) research and development of electricity applications in different fields; e) preservation and/or improvement of ecosystems related to such activity; f) development, research, execution and administration of building projects intended for the transmission, generation and/or distribution of electrical energy; g) development and research of new technologies related to the distribution, generation and transmission of electricity; h) preservation and/or improvement of ecosystems related to the aforementioned activity; i) training for administrative, commercial and technical staff; j) investment and development of critical minerals such as nickel, cobalt, gold and silver and those considered as such in the future.  Furthermore, the Company may render services to third parties, subject to the authorization from the Regulatory Authority, which will be granted in each special case. The Company may also subscribe for or acquire shares of mutual guarantee companies (sociedades de garantía recíproca) as guarantor partner. In addition, the Company may act as a trustee, according to the terms of the applicable laws, in those credit transactions authorized to companies that supply goods and/or services related to electricity distribution, commercialization and/or generation, and that were granted the guarantee of the mutual guarantee company from which the Company participates as guarantor partner. The Company may develop such activities as may be necessary to attain its purposes. For such purpose, the Company has full legal capacity to acquire rights, undertake obligations and take any action not forbidden, limited or restricted by law, the Company`s articles of incorporation, the Terms and Conditions of the National and International Open Bidding for the Privatization of the Provision of Electricity Distribution and Commercialization Services in the City of Buenos Aires (Northern Area) and certain Districts of Buenos Aires Province, the Concession Contract and all decrees, resolutions and additional applicable regulations.”

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

In relation to the transcribed modifications, it is informed that they are “ad referendum” by the National Electricity Regulatory Entity (“ENRE”), which in response to the note DAJYR Note No. 93/2024 of the Company dated April 24, highlighted that it finds no objections as of today.

Yours faithfully,

Solange Barthe Dennin

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 25, 2024